AB

Uf 3-13-02

02019630

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 05 2002
340

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TJB Trading, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Comly Court
(No. and Street)

Flourtown	PA	19031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Torrey J. Bracken (215) 496-1301
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G. CPA
(Name — *if individual, state last, first, middle name*)

207 Buck Road, Suite 1C	Holland	PA	18966
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Torrey J. Bracken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TJB Trading, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
PETER G. McGOLDRICK, Notary Public
Whitemarsh Twp., Montgomery County
My Commission Expires March 17, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TJB TRADING, INC.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2001 WITH
REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR

TJB TRADING, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and Officer of
TJB Trading Inc.
Flourtown, Pennsylvania

I have audited the accompanying statement of financial condition of TJB Trading Inc. (a Pennsylvania corporation) as of December 31, 2001 and the related statements of operations, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the five months then ended (from inception July 20, 2001) that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TJB Trading Inc. at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2002

TJB TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 3,451
Funds held in accounts with clearing broker	216,259
	$ 219,710

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 22,931
Subordinated loans payable	100,000
Unsecured loans payable	75,200
Total liabilities	198,131
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid in capital	24,000
Accumulated deficit	(3,421)
Total stockholder's equity	21,579
	$ 219,710

The accompanying notes are an integral part of these financial statements.

TJB TRADING, INC.

STATEMENT OF OPERATIONS

FOR THE FIVE MONTHS ENDED DECEMBER 31, 2001

(From Inception July 20, 2001)

INCOME FROM TRADING ACTIVITIES	$127,022
EXPENSES	
Salaries, payroll taxes and employee benefits	82,406
Regulatory fees and exchange seat expense	24,159
Clearing and brokerage expense	17,033
Other operating expenses	6,845
Total expenses	130,443
Net loss	$ (3,421)

The accompanying notes are an integral part of these financial statements.

TJB TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE FIVE MONTHS ENDED DECEMBER 31, 2001

(From Inception July 20, 2001)

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Issuance of 1,000 shares of common stock at par value of $1	$1,000	$24,000	$ -	$ 25,000
Net loss	-	-	(3,421)	(3,421)
Balances at December 31, 2001	$1,000	$24,000	$(3,421)	$ 21,579

The accompanying notes are an integral part of these statements.

TJB TRADING, INC.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE FIVE MONTHS ENDED DECEMBER 31, 2001

(From Inception July 20, 2001)

Increases	$100,000
Decreases	-
Subordinated borrowings at December 31, 2001	$100,000

The accompanying notes are an integral part of these financial statements.

TJB TRADING, INC.

STATEMENT OF CASH FLOWS

FOR THE FIVE MONTHS ENDED DECEMBER 31, 2001

(From Inception July 20, 2001)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (3,421)
(Increase) in	
Funds held in accounts with clearing broker	(216,259)
Increase in	
Accounts payable and accrued expenses	22,931
Cash used by operating activities	(196,749)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issuance of common stock	25,000
Proceeds from unsecured loans	75,200
Proceeds from subordinated loan	100,000
Cash provided by financing activities	200,200
Increase in cash	3,451
Cash at beginning of year	-
Cash at end of year	$ 3,451

The accompanying notes are an integral part of these financial statements.

TJB TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

TJB Trading Inc. (the "Company") was formed as a corporation in the Commonwealth of Pennsylvania on July 20, 2001 for the purpose of conducting investment activities on a proprietary basis. The Company became a member of the Philadelphia Stock Exchange effective August 15, 2001 and conducts all of its business as a registered broker dealer and member of the Philadelphia Stock Exchange.

Significant Accounting Policies

Cash

For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2001.

Recognition of Revenue

Securities transactions and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(2) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum "net capital" must be at least $100,000. At December 31, 2001, the Company had net capital of $121,579 which was $21,579 in excess of its required net capital of $100,000. The Company's net capital ratio was .81 to 1.

(3) LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a subordinated loan agreement for equity capital with its sole shareholder and officer in the amount of $100,000 whereby the cash proceeds will be used as part of the Company's capital and that the Company agrees to repay the loan balance on or before August 14, 2004. Interest will be payable at a rate of 10% per annum.

The subordinated borrowing is covered by an agreement approved by the Philadelphia Stock Exchange and thus is available in computing net capital under the Securities and Exchange Commissions uniform net capital rule.

(4) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(5) RETIREMENT PLANS

The Company established a profit sharing plan in which participants must have at least two years of service and be 21 years of age or older. The plan provides for discretionary annual employer contributions of up to 15% of eligible compensation.

The Company also established a money purchase plan in which participants must have at least two years of service and be 21 years of age or older. The plan provides for annual employer contributions of 10% of eligible compensation.

Schedule I

TJB TRADING, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

NET CAPITAL

Total stockholder's equity qualified for net capital	$ 21,579
Add subordinated loan	100,000
Net capital	$121,579

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 22,931
Unsecured loans payable	75,200
Total aggregate indebtedness	$ 98,131

TJB TRADING, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $100,000 if greater	$100,000
Excess net capital at 1200%	$ 21,579
Excess net capital at 1000%	$ 111,766
Ratio: aggregate indebtedness to net capital	.81:1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in company's Part IIA (Unaudited) FOCUS Report	$123,579
Audit adjustment for accrual of expense	(2,000)
Net capital as reported herein	$121,579

Schedule II

TJB TRADING, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

TJB Trading Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. The clearing broker is Stock Clearing Corporation of Philadelphia.

INFORMATION RELATING TO POSSESSION

OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

TJB Trading Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customer funds and securities.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Shareholder and Officer
of TJB Trading, Inc.
Flourtown, PA

In planning and performing my audit of the financial statements of TJB Trading, Inc. (the "Company") for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by TJB Trading, Inc. including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Philadelphia Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 26, 2002